Filed Pursuant to Rule 433

Registration No. 333-149664

June 22, 2009

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated June 22, 2009)
Issuer:	Gulf Power Company
Security:	Series 2009A Floating Rate Senior Notes due June 28, 2010
Expected Ratings*:	Long Term: A2/A/A (Moody’s/Standard & Poor’s/Fitch) Short Term: A-1/F1 (Standard & Poor’s/Fitch)
Principal Amount:	$125,000,000
Public Offering Price:	100%
Maturity Date:	June 28, 2010
Interest:

Floating rate based on three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement) plus 0.10% reset quarterly and payable March 28, June 28, September 28 and December 28 until maturity, commencing September 28, 2009

Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	402479BZ1
Trade Date:	June 22, 2009
Expected Settlement Date:	June 26, 2009 (T+4)
Sole Book-Running Manager:	Morgan Stanley & Co. Incorporated
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-850-444-6111 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.